UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and
Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

MANCHESTER UNITED PLC

(Name of Issuer)

Class A ordinary shares, par value $0.0005 per share

(Title of Class of Securities)

G5784H106

(CUSIP Number)

c/o Manchester United plc

Old Trafford

Manchester M16 0RA

United Kingdom

+44 (0) 161 868 8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 20, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5784H106	13D	Page 1 of 7 pages

1	NAMES OF REPORTING PERSONS Avram Glazer Irrevocable Exempt Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,014,995
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,014,995

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,014,995
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G5784H106	13D	Page 2 of 7 pages

1	NAMES OF REPORTING PERSONS Avram Glazer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,014,995
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,014,995

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,014,995
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. G5784H106	13D	Page 3 of 7 pages

1	NAMES OF REPORTING PERSONS Hamilton TFC LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 90,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 90,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP No. G5784H106	13D	Page 4 of 7 pages

Explanatory Note

This Amendment No. 8 to Schedule 13D (“Amendment No. 8”) amends and supplements the Statement on Schedule 13D originally filed with the United States Securities and Exchange Commission on August 23, 2013 (as amended to date, the “Statement”) relating to the Class A ordinary shares, par value $0.0005 per share (the “Class A ordinary shares”) of Manchester United plc, a Cayman Islands company (the “Issuer” or the “Company”). This Amendment No. 8 is filed by the Avram Glazer Irrevocable Exempt Trust (the “Trust”), Hamilton TFC LLC (the “Hamilton TFC”) and Avram Glazer (the “Trustee” and, together with the Trust and Hamilton TFC, the “Reporting Persons”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 4.	Purpose of Transaction.

Item 4 is hereby is amended and supplemented as follows.

On February 20, 2024 (the “Closing”), pursuant to and upon the terms and subject to the conditions of that certain transaction agreement (the “Transaction Agreement”), dated as of December 24, 2023, by and among Manchester United plc (the “Company”), the holders of the Company’s Class B ordinary shares, par value $0.0005 per share (the “Class B ordinary shares”), identified therein (the “Sellers”) and Trawlers Limited, a company limited by shares incorporated under the Isle of Man’s Companies Act 2006 with company number 021222V (“Purchaser”), which is an entity solely owned by Sir Jim Ratcliffe (together with Purchaser, the “Offerors”), (i) the Offerors completed the previously announced tender offer (the “Offer”) to purchase up to 13,237,834 of the Class A ordinary shares, representing 25.0% of the issued and outstanding Class A ordinary shares as of the close of business on December 22, 2023, rounded up to the nearest whole Class A ordinary share, at a price of $33.00 per Class A ordinary share (subject to certain adjustments) (the “Offer Price”), (ii) Purchaser completed the previously announced purchase of 25.0% of the issued and outstanding Class B ordinary shares from the Sellers at the Offer Price (the Class B ordinary shares so purchased, the “Sale Shares”), which included 4,591,984 Class B ordinary shares purchased by the Purchaser from the Trust, and (iii) Purchaser completed the previously announced subscription for 1,966,899.062 Class A ordinary shares and 4,093,706.998 Class B ordinary shares from the Company, at the Offer Price, for an aggregate subscription price of $200 million (such subscription, the “Closing Share Subscription”). Pursuant to the Transaction Agreement, Purchaser also agreed to subscribe for an additional 983,449.531 Class A ordinary shares and 2,046,853.499 Class B ordinary shares from the Company, at the Offer Price, for an aggregate subscription price of $100 million, to close on December 31, 2024, or such earlier date following the Closing as Purchaser may notify the Company in writing on no less than 10 business days’ written notice. The Transaction Agreement previously was filed as an exhibit to the Schedule 13D.

CUSIP No. G5784H106	13D	Page 5 of 7 pages

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Statement, the aggregate number and percentage of Class A ordinary shares beneficially owned by each of the Reporting Persons, as well as the number of Class A ordinary shares as to which each Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, based 54,918,234.062 Class A ordinary shares outstanding as of February 20, 2024.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Avram Glazer Irrevocable Exempt Trust	12,014,995	18.0%	0	12,014,995	0	12,014,995
Avram Glazer	12,014,995	18.0%	0	12,014,995	0	12,014,995
Hamilton TFC LLC	90,000	0.2%	0	90,000	0	90,000

The Trust and Hamilton TFC are the record holders of 11,924,995 and 90,000 Class B ordinary shares, respectively, which are convertible on a one-for-one basis into Class A ordinary shares at any time at the option of the holder. The Trustee is a trustee of the Trust, which is the sole member of Hamilton TFC. As such, the Trust may be deemed to share beneficial ownership of the securities held of record by Hamilton TFC, and the Trustee may be deemed to share beneficial ownership of the securities held of record or beneficially owned by the Trust.

(c)	Except as described in Item 4, none of the Reporting Persons has effected any transactions in the Class A ordinary shares during the past 60 days..

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by the following:

Item 4 above summarizes certain provisions of the Registration Rights Agreement and is incorporated herein by reference. A copy of this agreement is attached as an exhibit hereto, and is incorporated by reference herein.

CUSIP No. G5784H106	13D	Page 6 of 7 pages

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Statement is hereby supplemented as follows.

Exhibit Number	Description
99.5	Registration Rights Agreement, dated as of February 20, 2024, by and among the Company, the Sellers and Purchaser (incorporated by reference to Exhibit 99.2 to the Issuer’s Report of Foreign Issuer on Form 6-K filed with the SEC on February 21, 2024).

CUSIP No. G5784H106	13D	Page 7 of 7 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     February 22, 2024

Avram Glazer Irrevocable Exempt Trust

by:	/s/ Avram Glazer
Name:	Avram Glazer
Title:	Trustee

Avram Glazer

/s/ Avram Glazer
Name:	Avram Glazer

Hamilton TFC LLC

By:	Avram Glazer Irrevocable Exempt Trust, its sole member

by:	/s/ Avram Glazer
Name:	Avram Glazer
Title:	Trustee